Filed Pursuant To Rule 433
Registration No. 333-167132
July 7, 2011
Response requested by August 8TH Please call Ashley Swasey at 617.664.5913, or email ashley_swasey@ssga.com

This event is by invitation only Reserve your seat today—call Ashley Swasey at 617.664.5913, or email ashley_swasey@ssga.com Response requested by August 8TH The Science Museum is located at 120 W. Kellogg Boulevard.You may enter the parking ramp in two places: on Kellogg Boulevard (upper entrance) or on Chestnut Street (lower entrance).Larger vehicles will need to enter through the Chestnut entrance. King Tut, Cocktails, Dinner, and a World Expert on Gold SPDR® Gold Shares cordially invites you

A Gold Evening Spanning Thirty-Three Centuries From the Reign of King Tut to the Rise of Gold Join us for an exclusive tour of Tutankhamun and the Golden Age of the Pharaohs and a keynote presentation on the case for gold in today’s market by Juan Carlos Artigas of the World Gold Council. Exhibition Viewing: 6:00 pm Cocktails and Dinner: 6:45 pm Keynote Address: 7:30 pm August 16, 2011 Science Museum of Minnesota 120 West Kellogg BoulevardSt. Paul, Minnesota Sponsored by SPDR® Gold Shares

FOR PUBLIC USE. The SPDR Gold Shares Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting www.spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. “SPDR” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Further limitations that could affect investors’ rights may be found in GLD’s prospectus. Agenda 08.16.11
A Gold Evening Spanning Thirty-Three Centuries From the Reign of King Tut to the Rise of Gold Printed on 30% recycled post-consumer fiber.7 pt.Printed on 30% recycled post-consumer fiber. IBG-4083Exp. Date: 7/31/2012

A Gold Evening
Spanning Thirty-Three Centuries

From the Reign of King Tut to the Rise of Gold

Agenda

08.16.11

Science Museum of Minnesota
120 West Kellogg Boulevard
St. Paul, Minnesota

Response requested by August 8TH

6:00 pm	Exhibition Viewing

Tutankhamun and the Golden Age of the Pharaohs

Join more than seven million visitors worldwide who have marveled at this display of ancient Egypt at the height of its power. Over 130 artifacts from the tomb of Tutankhamun and other ancient Egyptian sites highlight the golden age of Egyptian artistry.

6:45 pm	Cocktails and Dinner

7:30 pm	Keynote Address

Gold: A Commodity Like No Other

Keynote address by Juan Carlos Artigas

Investment Research Manager, World Gold Council

While it may be tempting to think of gold as just another commodity, in fact it is not. Gold's correlation to the wider group of commodities tends to be low; gold is less exposed to swings in business cycles, typically exhibits lower volatility, and tends to be significantly more robust in times of economic stress. Juan Carlos Artigas explains how research by the World Gold Council has shown that a strategic gold allocation of 2–10% of an overall portfolio typically increases risk-adjusted returns and lowers exposure to extreme losses.

"Gold should be viewed as a separate, distinct asset class, and a foundation to a well-diversified portfolio." — Juan Carlos Artigas

About the Speaker

Juan Carlos Artigas leads Investment Research in the US for the World Gold Council. In this position, he is responsible for conducting proprietary research primarily focused on gold's role in risk management and asset allocation strategies. He is a regular presenter at industry conferences and is a sought after speaker by institutional and private investors.

Response requested by August 8TH

Please call Ashley Swasey
at 617.664.5913, or email
ashley_swasey@ssga.com

SPDR® GLD
GOLD SHARES

Precise in a world that isn't.®

RSVP by 08.08.11 This event is by invitation only. Reserve your seat today by calling: Ashley Swasey617.664.5913, or emailashley_swasey@ssga.com Printed on 30% recycled post-consumer fiber.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.